UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

WEJO GROUP LIMITED

(Name of Issuer)

Common Share, $0.001 par value per share

(Title of Class of Securities)

G9525W109

(CUSIP Number)

July 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9525W109

1.	Names of Reporting Person. Sompo Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500,000
	6.	Shared Voting Power 9,801,760 (1)
	7.	Sole Dispositive Power 500,000
	8.	Shared Dispositive Power 9,801,760 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,301,760 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 9.50% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)

SOMPO Light Vortex, Inc. (“SLV”) is a direct wholly owned subsidiary of Sompo Holdings, Inc. (“Sompo”), and accordingly, as the parent company of SLV, Sompo may be deemed to share voting and dispositive power over the shares held by SLV.

(2)

Includes (a) 500,000 common shares of the Issuer held directly by Sompo, (b) 7,351,320 common shares of the Issuer acquired by SLV in a private placement on July 29, 2022, and (c) 2,450,440 common shares of the Issuer subject to an outstanding warrant which are exercisable by SLV within 60 days of July 29, 2022.

(3)

Percentage ownership based on (a) 94,666,196 common shares of the Issuer outstanding as of June 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2022, (b) 11,329,141 common shares issued by the Issuer in a private placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2022, and (c) assumes that the 2,450,440 common shares of the Issuer underlying the warrant held by SLV are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. G9525W109

1.	Names of Reporting Person. SOMPO Light Vortex, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,801,760 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,801,760 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,801,760 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 9.04% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	SLV is a direct wholly owned subsidiary of Sompo, and accordingly, as the parent company of SLV, Sompo may be deemed to share voting and dispositive power over the shares held by SLV.
(2)

Includes (a) 7,351,320 common shares of the Issuer acquired by SLV in a private placement on July 29, 2022, and (b) 2,450,440 common shares of the Issuer subject to an outstanding warrant which are exercisable by SLV within 60 days of July 29, 2022.

(3)

Percentage ownership based on (a) 94,666,196 common shares of the Issuer outstanding as of June 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2022, (b) 11,329,141 common shares issued by the Issuer in a private placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2022, and (c) assumes that the 2,450,440 common shares of the Issuer underlying the warrant held by SLV are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Item 1.

(a)	Name of Issuer:

Wejo Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda

Item 2.

(a)	Name of Person Filing:

This statement on Schedule 13G is being filed jointly by Sompo Holdings, Inc. and SOMPO Light Vortex, Inc. (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each of the Reporting Persons is 26-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, 160-8338, Tokyo, Japan.

(c)	Citizenship of Natural Persons and Corporations:

Each of the Reporting Persons is a company organized under the laws of Japan.

(d)	Title of Class of Securities:

Common Share, par value $0.001 per share

(e)	CUSIP Number:

G9525W109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to the responses to items 5-9 and 11 for each Reporting Person on pages 2 and 3 of this statement, which responses are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2022

SOMPO HOLDINGS, INC.

By:	/s/ Koichi Narasaki
Name:	Koichi Narasaki
Title:	Executive Officer

SOMPO LIGHT VORTEX, INC.

By:	/s/ Koichi Narasaki
Name:	Koichi Narasaki
Title:	Chief Executive Officer